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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________________________
                                             :
In the Matter of                             :        CERTIFICATE
                                             :             of
CONSOLIDATED NATURAL GAS COMPANY             :        NOTIFICATION
Pittsburgh, Pennsylvania                     :           NO. 18
                                             :        ____________
File No. 70-7838                             :
                                             :        TRANSACTIONS
(Public Utility Holding Company Act of 1935)         DURING PERIOD
____________________________________________
                                                     July 1, 1995
                                                         through
                                                   September 30, 1995


TO THE SECURITIES AND EXCHANGE COMMISSION:
	By order dated April 10, 1991 (HCAR No. 25294) ("Order") in the above-captioned proceedings, the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company
("Consolidated") to become effective, thereby authorizing Consolidated to issue up to 8.5 million shares of its Common Stock (which shares may be authorized but unissued shares, treasury shares, or a combination thereof) pursuant to awards granted under its 1991 Stock Incentive Plan ("Plan").  No award may be granted after December 31, 2000 and no stock will be issued after December 31,
2010.
	This Certificate is filed pursuant to Rule 24 as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.
	During this period, 85 shares were issued as Achievement Stock Awards and
11,099 shares were issued as restricted stock awards pursuant to the Plan and the authorization in the Order.  During the period no Restricted Stock Awards


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were cancelled.  During the third quarter of 1995, options on 13,565 shares of
Consolidated's common stock $2.75 par value, were exercised. To date, 255,467 shares have been issued in the following manner:

			Achievement Stock Awards        13,655
			Restricted Stock Awards        167,261
			Non-Qualified Stock Options     74,551

	Acquisitions by Consolidated of its Common Stock through the exchange and tax withholding provisions of the Plan (and held as Treasury Stock) are reported under File No. 70-7948.
	The "past-tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized pursuant to said Order have been consummated.

			CONSOLIDATED NATURAL GAS COMPANY



			By  J. M. Hostetler
			    Its Attorney

Dated this 31st day
of October, 1995